SEC 05044012 COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 52654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETECH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE. SUITE 800
(No. and Street)

ARCADIA (City), CA (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK JAY LIANG 626-821-1008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA WANG & CO., CPA
(Name – *if individual, state last, first, middle name*)

2760 S. HACIENDA BLVD. (Address) HACIENDA (City), CA (State) 91745 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW 9/21/05

OATH OR AFFIRMATION

I, NICK J. LIANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETECH SECURITIES, INC., as of JUNE 21, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO
Title

Notary Public



WENDY A. CORZATT
COMM. #1500295
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires July 12, 2008
PRS-1
PRS-1

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA

COUNTY OF Los Angeles

On June 21, 2005

before me, Wendy A. Corzatt

a Notary Public in and for said State, personally appeared

NICK LIANG

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.


WENDY A. CORZATT
COMM. #1500295
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires July 12, 2008
PRS-1
PRS-1

Signature Wendy A. Corzatt

(This area for official notarial seal)

ATTENTION NOTARY: Although the information requested below is OPTIONAL, it could prevent fraudulent attachment of this certificate to another document.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED AT RIGHT.

Title of Document Type ____________

Number of Pages ______

Date of Document ____________

Signer(s) Other Than Named Above ____________

ETECH SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Credit balances	
Free credit balances and other credit balances in customers' security accounts	- $0 -
Monies borrowed collateralized by securities carried for the accounts of customers	- 0 -
Monies payable against customers' securities loaned	- 0 -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	- 0 -
Credit balances in firm accounts that are attributable to principal sales to customers	- 0 -
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	- 0 -
Market value of short security count differences over thirty calendar days old	- 0 -
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	- 0 -
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	- 0 -
Total credit items	**- 0 -**

See Independent Auditor's Letter on supplemental information.